SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   )*


NAME OF ISSUER:  Bausch & Lomb, Inc.

TITLE OF CLASS OF SECURITIES:  Bausch & Lomb, Inc.
   UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A
   COMMON STOCK

CUSIP NO: 071707 10 3

FEE BEING PAID:   YES

 (1) NAMES OF REPORTING PERSONS:   J. P. MORGAN & CO., INCORPORATED
     S.S.  OR  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:    13-2625764

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A)
                                                          (B)

 (3) SEC USE ONLY

 (4) CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
          (5) SOLE POWER TO VOTE:               4,263,850 SHARES
          (6) SHARED POWER TO VOTE:                18,020 SHARES
          (7) SOLE POWER TO DISPOSE:            7,114,065 SHARES
          (8) SHARED POWER TO DISPOSE:             32,220 SHARES

 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                          7,146,285 SHARES

(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  12.0 %

(12) TYPE OF REPORTING PERSON:  HC

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO:                                 DATE: October 31, 1994

FEE BEING PAID:       YES

ITEM 1  (a)  NAME OF ISSUER:  Bausch & Lomb, Inc.

ITEM 1  (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                     One Chase Square
                                     Rochester, New York  14604

ITEM 2  (a)  NAME OF PERSON FILING: J. P. MORGAN & CO., INCORPORATED

ITEM 2  (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                                     60 WALL STREET
                                     NEW YORK, N. Y. 10260

ITEM 2  (c)  CITIZENSHIP UNITED STATES

ITEM 2  (d)  TITLE OF CLASS OF SECURITIES:
                                Bausch & Lomb, Inc.

                UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A COMMON STOCK

ITEM 2  (e)  CUSIP NO: 071707 10 3

ITEM 3  TYPE OF PERSON:  (g) PARENT HOLDING COMPANY

ITEM 4  (a)  AMOUNT BENEFICIALLY OWNED:    7,146,285 SHARES,
             INCLUDING  SHARES WHERE THERE IS A RIGHT TO ACQUIRE.

ITEM 4  (b)  PERCENT OF CLASS:  12.0 %

ITEM 4  (c)     (i) SOLE POWER TO VOTE:             4,263,850  SHARES
               (ii) SHARED POWER TO VOTE:              18,020  SHARES
              (iii) SOLE POWER TO DISPOSE:          7,114,065  SHARES
               (iv) SHARED POWER TO DISPOSE:           32,220  SHARES

ITEM 5  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:    Not Applicable

ITEM 6  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:

     VIRTUALLY ALL OF OUR ACCOUNTS INVOLVE OUTSIDE PERSONS WHO HAVE THE RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SECURITIES IN SUCH ACCOUNTS WITH RESPECT TO THE CLASS OF SECURITIES WHICH ARE THE SUBJECT OF THIS REPORT. HOWEVER, NO SUCH PERSON'S RIGHTS RELATE TO MORE THAN FIVE PERCENT OF THE CLASS, UNLESS SUCH PERSON IS IDENTIFIED BELOW


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ITEM 7  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES:
          MORGAN GUARANTY TRUST COMPANY OF NEW YORK - 3(b) BANK
          J.P. MORGAN INVESTMENT MANAGEMENT INC. - 3(e) INVESTMENT ADVISOR MORGAN TRUST COMPANY OF FLORIDA N.A. - 3(b) BANK

 CERTAIN OF THE SECURITIES COVERED BY THIS REPORT MAY BE OWNED BY NON-QUALIFYING SUBSIDIARIES OF J.P. MORGAN & CO. INCORPORATED, BUT THE AMOUNT SO OWNED DOES NOT EXCEED ONE PERCENT OF THE TOTAL OUTSTANDING SECURITIES OF THE COMPANY AND IT IS NOT PRACTICAL TO OBTAIN ADDITIONAL INFORMATION CONCERNING SUCH SECURITIES.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
           NOT APPLICABLE

ITEM 9  NOTICE OF DISSOLUTION OF THE GROUP: NOT APPLICABLE

ITEM 10 CERTIFICATION:

  BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE,
COMPLETE AND CORRECT.


                                          KATHLEEN H. TRIPP
                                          VICE PRESIDENT